Exhibit 4

Dear Mr. Nimrodi,

We acknowledge receipt of your July 24, 2026 email. Our demand letter was sent on July 10, 2026 (the “Demand Letter”), and, as you note, our telephone conversation took place on July 15, 2026. Your delayed follow-up is inconsistent with the urgency this matter requires.

Your insistence that we furnish a business plan, strategic objectives, and value-creation initiatives as a precondition to the Board’s consideration of an action it is already obligated to perform under applicable law is, with respect, untenable, and serves only to introduce unnecessary complication into an otherwise straightforward process.

Nor does your offer to “consider” a single representative of our group as part of the Board’s own appointment process, subject to due diligence and to “mutually agreed standstill arrangements”, constitute a substitute for the relief we have demanded. The Demand Letter calls for a comprehensive refreshment of the Board through the Special Meeting, to be determined by the shareholders. We will not accept a single, discretionary seat in lieu of that process, nor will we agree to any standstill or similar arrangement that would restrict, delay, or otherwise prejudice the exercise of our rights, including our right to convene the Special Meeting.

We remain open to constructive dialogue and, should the Company be genuinely committed to a mutual resolution, we are prepared to engage without delay. Any such discussions must proceed in parallel with, and without prejudice to, the Board’s statutory obligation to convene the Special Meeting, and we will not permit them to be used as a means of delaying it. For the same reason, we do not accept the arbitrary three-day deadline set out in your letter; the operative deadline is the Board’s statutory obligation to call the Special Meeting, as set out below.

To remove any doubt, our demand that the Board convene the Special Meeting is unequivocal and non-negotiable. As set out in detail in the Demand Letter, the Board is required to call the Special Meeting immediately, and in any event no later than July 31, 2026, and to convene it no later than September 4, 2026. Should the Board fail to do so, we reserve the right to exercise every remedy available to us, including the rights afforded under Sections 64 and 65 of the Companies Law. We further remind the Board that, in such event, all expenses associated with convening the Special Meeting shall be borne by the Company, and the directors personally responsible for any such failure shall be required to reimburse the Company for those costs.

As demanded in the Demand Letter, we expect to receive drafts of the notice of meeting, proxy statement, proxy card, voting instruction card, and all related distribution materials no later than Tuesday, July 28, 2026, so as to afford us the opportunity to review and comment upon them at least 72 hours prior to their submission to the SEC or distribution to shareholders.

If the Board genuinely seeks an expedited resolution, we request confirmation by return email that (i) the Board will call the Special Meeting by Friday, July 31, 2026, and (ii) the above materials will be provided by Tuesday, July 28, 2026. Upon receipt of such confirmation, and without prejudice to our rights, we will proceed promptly with expedited discussions.

Finally, we reiterate our demand, as set out in the Demand Letter, that the Company preserve the status quo during the interim period and refrain from taking any action or transaction outside the ordinary course of business until such time as the Special Meeting is held and the refreshed Board assumes office. Any action or transaction outside the ordinary course of business during this period may be tainted by a conflict of interest, and the responsibility to refrain from any such action or transaction rests with each member of the Board individually and personally.

We respectfully request that you circulate this letter to the other members of the Board.

Sincerely,

/s/ Eli Zamir

Director

Invest Pro Shukai Hon Ltd.